SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS

FILED PURSUANT TO RULE 13D-1(b), (c) AND (d)

AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(b)

(Amendment No. 2)*

Titan Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

888314 10 1 (CUSIP Number)

December 31, 2006

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 888314 10 1	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Louis R. Bucalo, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

2,372,319 (1)
6 SHARED VOTING POWER

0
7 SOLE DISPOSITIVE POWER

2,372,319 (1)
8 SHARES DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,372,319 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

5.8%
12	TYPE OF REPORTING PERSON

IN

(1)	Includes 1,872,319 shares of common stock issuable upon exercise of options.

CUSIP No. 888314 10 1	13G	Page 3 of 5 Pages

Item 1.	(a)	Name of Issuer:

Titan Pharmaceuticals, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

400 Oyster Point Blvd., Suite 505, South San Francisco, California 94080

Item 2.	(a)	Name of Person Filing:

Louis R. Bucalo, M.D.

	(b)	Address of Principal Business Office or if none, Residence:

400 Oyster Point Blvd., Suite 505, South San Francisco, California 94080

	(c)	Citizenship:

United States

	(d)	Title of Class of Securities:

Common Stock, $.001 par value

	(e)	CUSIP Number:

888314 10 1

Item 3.		Not Applicable

CUSIP No. 888314 10 1	13G	Page 4 of 5 Pages

Item 4.	Ownership:

(a) Amount Beneficially Owned:

2,372,319 shares of Common Stock, which includes 1,872,319 shares of Common Stock issuable upon exercise of options.

(b) Percent of Class:

5.8%

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:

2,372,319 shares of Common Stock, which includes 1,872,319 shares of Common Stock issuable upon exercise of options.

(ii) shared power to vote or to direct the vote:

0

(iii) sole power to dispose or to direct the disposition of:

2,372,319 shares of Common Stock, which includes 1,872,319 shares of Common Stock issuable upon exercise of options.

(iv) shared power to dispose or to direct the disposition of:

0

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7.	Identification and Classification of Subsidiary Which Acquired the Securities:

Not Applicable

Item 8.	Identification and Classification of Members of the Group:

Not Applicable

Item 9.	Notice of Dissolution of Group:

Not Applicable

Item 10.	Certification:

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2007

By:	/s/ Louis R. Bucalo, M.D.
Louis R. Bucalo, M.D.